AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

March 21, 2019

VIA EDGAR

David L. Orlic

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Select Fund – Preliminary Proxy Filing (PRE 14A)

in connection with the liquidation of the Global Absolute Return Portfolio

Dear Mr. Orlic:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on March 13, 2019 concerning the preliminary proxy statement for Pacific Select Fund (the “Registrant”) on Schedule 14A, which was filed March 1, 2019 with the Commission in connection with the proposed liquidation of the Global Absolute Return Portfolio. Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses. Any capitalized terms not defined herein have the meanings as defined in the proxy statement of the Registrant in connection with this matter.

1.	Comment: General Comment: Please include “Preliminary Copy” language on the Proxy Card for similar preliminary filings in future.

Response: The Registrant agrees to do so in future.

2.	Comment: General Comment: Please state in the proxy statement that Shareholders can transfer their shares of the Global Absolute Return Portfolio (the “Liquidating Fund”) into other investment options prior to the liquidation of the Liquidating Fund (not just the Fidelity VIP Government Money Market Fund), and direct shareholders on how to obtain the prospectuses for those options.

Response: The first sentence in the “Transfers out of the Liquidating Fund” section of the proxy statement states that Shareholders can transfer their shares of the Liquidating Fund “into any other investment option available under their respective Contracts at any time up until” the Liquidation Date. A new second sentence will be added to that section that informs Shareholders how to obtain the prospectuses for those options.

3.	Comment: General Comment: Please include disclosure in the prospectus supplement and the proxy statement on how to request a transfer.

Response: The requested disclosure will be added to the prospectus supplement and the proxy statement.

4.	Comment: General Comment: Please ensure that the series and class identifiers for the Liquidating Fund are marked inactive post-liquidation.

Response: The Registrant agrees to do so.

5.	a.	Comment: Accounting: Please confirm that the Fund will decide on the collectability of all receivables and will include in liquidation costs anything that it believes will not be collected.

Response: So confirmed.

b.	Comment: Please include in disclosure an estimate of the liquidation costs.

Response: The requested disclosure will be added.

c.	Comment: Please advise whether Codification Topic 450 and FAS 5 will be used in accounting for the liquidation.

Response: No. Loss contingencies will not be accrued to the Liquidating Fund. All Contract Owners will be liquidated based on the Liquidating Fund’s net asset value on the liquidation date.

6.	Comment: Introduction: The Contract Owners should understand what they are receiving for their interests in the Liquidating Fund. Please include disclosure that states the Contract Owners will receive the net asset value of their interests in the Liquidating Fund.

Response: The Registrant believes the existing disclosure makes clear that the value of a Contract Owner’s interest in the Liquidating Fund will be preserved upon transfer, whether to another available option in advance of the Liquidation or to the Fidelity VIP Government Money Market Fund in the Liquidation. In light of the comment, however, the first sentence in the “Effect of the Plan Liquidation” section of the proxy statement will be revised as follows: “The Plan of Liquidation is not expected to affect the value of your interest in your Contract. Prior to the proposed Liquidation, Contract Owners may transfer their assets to one of the other investment options available under their Contracts and a Contract Owner will receive an interest in that investment option having the same value as the value of the shares of the Liquidating Fund beneficially owned by that Contract Owner immediately prior to the transfer.” The Registrant observes that parallel language is already contained in the second sentence of this section with regard to transfers made out of the Liquidating Fund on the Liquidation Date.

7.	Comment: The Liquidation: The second sentence in the first paragraph under this section states that “any fund of the Trust may be dissolved at any time by the Trustees by written notice to the shareholders of such fund.” Please disclose why shareholder approval is being sought.

Response: The Registrant respectfully declines to add additional disclosure. The first paragraph of the section titled “Summary of the Plan of Liquidation” includes the following statement: “Pacific Life represented to the Trust’s Board that shareholder approval of the Plan of Liquidation would obviate the need for an order from the U.S. Securities and Exchange Commission (the “SEC”) to substitute a Contract Owner’s interest in the Liquidating Fund with an interest in the Fidelity VIP Government Money Market Fund for any Contract Owners who fail to move their money out of the Liquidating Fund prior to the Liquidation Date (as defined below).” The Registrant believes additional disclosure seeking to explain the applicable legal framework would be overly technical, is not required, and would not be useful for consideration of the Proposal by Shareholders.

8.	Comment: Reasons for the Liquidation: Please disclose the name of the sub-adviser that is referenced in the third sentence of this section.

Response: The requested disclosure will be added.

9.	Comment: Approval of the Liquidation: The second paragraph of this section states that the Board considered material factors and other factors. Please disclose whether the Board considered alternatives to the liquidation, such as a fund merger.

Response: The requested disclosure will be added to this section, and a conforming change will be made to the first whereas clause in the Plan.

10.	Comment: Selection of the Fidelity VIP Government Money Market Fund as the “default” investment option: Please include disclosure after the last sentence in this paragraph that states that the insurance company is not required to act in the Contract Owner’s best interest.

Response: The Registrant respectfully declines to make the requested change and observes that conflicts of interest language is included in the referenced paragraph.

11.	Comment: Purchases and transfers into the Liquidating Fund: In this section, please delete “If the Plan of Liquidation is approved” because the shareholder meeting will be held after any closing of the Liquidating Fund to purchases or transfers.

Response: The requested deletion will be made.

12.	Comment: Transfers out of the Liquidating Fund: Please state that there are no charges or costs associated with transfers.

Response: The requested disclosure will be added.

13.	Comment: Failure to approve the Proposal: Please rephrase this heading so as not to assume that a shareholder should approve this proposal.

Response: The requested change will be made.

14.	Comment: Required Vote: Please clarify in the disclosure that a vote at the Liquidating Fund level is what is required to pass the proposal (as opposed to, for example, a vote at the share class level).

Response: The requested change will be made.

15.	Comment: How PLIC and PL&A will vote at the Meeting: Rule 14a-4(e) of the Securities Exchange Act of 1934, as amended, requires that if a Contract Owner votes to abstain, then the Contract Owner’s shares related to that vote must be voted as an abstention, even though an abstention has the effect of a vote against the proposal. Please revise sub-paragraph (iii) in this section accordingly.

Response: The requested change will be made.

16.	Comment: Ownership of Shares of the Liquidating Fund: With respect to Class P shares of the Liquidating Fund: Please change the reference to “PLFA” to “Adviser” because “Adviser” (and not PLFA) is the defined term in the proxy.

Response: The requested change will be made.

17.	Comment: Beneficial Ownership Table: Please add a column disclosing the shares outstanding in each class.

Response: The requested change will be made.

18.	Comment: Appendix A – Plan of Liquidation: Liquidating Distribution (Section 7). Please confirm supplementally that the Trust, when taking instruction from Pacific Life Insurance Company and Pacific Life & Annuity Company (the “Insurance Companies”) regarding the allocation of the Liquidation Proceeds to another investment option available to the Contract Owners, will follow the allocation of liquidation proceeds to investment options chosen by the contract owner and add disclosure to this effect to the proxy statement.

Response: The Trust will not accept instructions to allocate Liquidation Proceeds (the proceeds from the Liquidating Distribution on the Liquidation Date) to an investment option other than the option selected by each of the Insurance Companies, which as disclosed in the proxy statement, is the Fidelity VIP Government Money Market Fund. The phrase “another investment option available to the Contract Owners” in the final sentence of Section 7 of the Plan of Liquidation refers to the Fidelity VIP Government Money Market Fund. To avoid potential confusion, however, that sentence will be revised as follows: “With respect to Class I shares of the Liquidating Fund, the Trust will take instruction from Pacific Life Insurance Company and Pacific Life & Annuity Company regarding the allocation of the Liquidation Proceeds to another investment option available to the Contract Owners, which each of Pacific Life Insurance Company and Pacific Life & Annuity Company has indicated will be the Fidelity VIP Government Money Market Fund - Service Class shares.”

19.	Comment: Appendix A – Plan of Liquidation: Receipt of Cash or Other Distributions after the Liquidation Date (Section 10): Please advise why monies coming in after the Liquidation will go first to reimburse the Adviser and/or pay general expenses of the Trust. Shouldn’t these monies go to Contract Owners?

Response: The Section 10 provision works in concert with Sections 7 and 9 of the Plan. Section 7 provides: “On the Liquidation Date, … all interests, rights and titles to any claims, whether absolute or contingent, known or unknown, accrued or unaccrued … shall be disclaimed, and any and all resulting recoveries shall be returned to the Trust, and shall not be distributed to the Liquidating Fund’s shareholders of record.” Section 9 provides that the Adviser has agreed to bear certain costs associated with the Liquidation, which as reflected in the new disclosure to be added in response to Comment 5.b., is estimated to total approximately $60,000. The Section 10 provision appropriately recognizes that it is fair and reasonable to allow the Adviser potentially to recover those costs, and for the balance to inure to the benefit of the Trust as a whole. The Registrant observes that receipt of cash or other distributions following the Liquidation within the scope of Section 10 is neither certain nor expected.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP

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